Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2012	2013	2014	2015	2016
Income (loss) from continuing operations before provisions (benefit) for income taxes and equity in earnings of affiliate	$65,944	$59,119	$9,259	$(78,666)	$(130,089)
Add:
Fixed charges	5,365	19,027	37,166	40,319	48,297
Amortization of capitalized interest	1	26	79	152	2,030
Share of distributed income of 50% owned affiliate	1,782	1,719	590	—	—
Less: (1)
Interest capitalized (2)	(398)	(3,959)	(14,104)	(30,625)	(15,015)
Fixed charges relating to Discontinued Operations	(516)	(852)	(141)	(148)	(79)
Adjusted earnings	$72,178	$75,080	$32,849	$(68,968)	$(94,856)
Fixed charges:
Continuing Operations:
Interest expense, net (3)	$3,369	$13,268	$21,528	$7,324	$30,945
Interest capitalized	398	3,959	14,104	30,625	15,015
Estimate of interest in rental expense	1,082	948	1,393	2,222	2,258
Fixed charges relating to Continuing Operations	4,849	18,175	37,025	40,171	48,218

Discontinuing Operations: (4)
Interest expense, net (3)	346	685	—	10	—
Interest capitalized	—	—	—	—	—
Estimate of interest in rental expense	170	167	141	138	79
Fixed charges relating to Discontinuing Operations	516	852	141	148	79

Total fixed charges	5,365	19,027	37,166	40,319	48,297

Preferred stock dividends (5)	475	502	551	3,273	46,317
Combined fixed charges and preferred stock dividends	$5,840	$19,529	$37,717	$43,592	$94,614
Ratio of earnings to fixed charges	13.5	3.9	—	—	—
Insufficient coverage (6)	$—	$—	$4,317	$109,287	$143,153
Ratio of earnings to combined fixed charges and preferred stock dividends	12.4	3.8	—	—	—
Insufficient coverage (6)	$—	$—	$4,868	$112,560	$189,470

(1)	Only fixed charges that were deducted from income from continuing operations before income taxes should be added back in the earnings computation.
(2)	Interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed.
(3)

Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.

(4)	On July 1, 2016, we sold our Climate Control Business and its operations have been classified as discontinued operations for all periods presented.
(5)	Preferred stock dividends include the accretion of the carrying value of preferred stock, when applicable.
(6)	For 2014, 2015 and 2016 earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends.